

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2013

<u>Via E-mail</u>
Douglas D.G. Birnie
President and Chief Executive Officer
Ireland Inc.
2441 West Horizon Ridge Parkway, Suite 100
Henderson, Nevada, 89052

      Re: Ireland Inc.
            Registration Statement on Form S-3
            Filed January 15, 2013
            File No. 333-186039

Dear Mr. Birnie:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please explain why you believe you are eligible to register the shares being offered on Form S-3. In this regard, we note that General Instruction I.B.3 of Form S-3 requires that shares being offered for resale be part of a class of securities that are listed and registered on a national securities exchange or are quoted on the automated quotation system of a national securities association. The OTCBB is not an "automated quotation system" for purposes of Instruction I.B.3. See Securities Act Forms Compliance and Disclosure Interpretations Question 116.12, available at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm. Please advise or revise accordingly.

2. We note unresolved comments with respect to your Form 10-K for the fiscal year ended December 31, 2011. Please resolve such comments and, if you choose to register shares using Form S-1 or otherwise, please confirm that your registration statement will reflect your responses to our comments on the Form 10-K.

3. We note that you do not appear to have filed proxies or information statements for annual meetings. Please disclose, if true, that you have not held annual meetings as required by state law and your incorporating documents, and briefly explain whether and how shareholders can request that you conduct meetings. Please also indicate if and when you intend to conduct the next annual meeting.

Signatures

4. Your registration statement must be signed by, among others, your controller or principal accounting officer. Please disclose who is signing in the capacity of controller or principal accounting officer. See Instruction 1 to Signatures on Form S-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ronald E. Alper at (202) 551-3329 or James Lopez, at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Christian I. Cu, Esq.